Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Filing of Annual Report on Form 40-F

Vancouver, British Columbia, April 2, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) today announced that it has filed its 2012 annual report on Form 40-F with the U.S. Securities and Exchange Commission (the “SEC”). EMX’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2012, is available on EMX’s website at www.eurasianminerals.com under the heading “Investors” and on the SEC’s website at www.sec.gov. In addition, EMX has filed its Annual Information Form for the year ended December 31, 2012 with Canadian regulatory authorities.

Holders of EMX’s securities may receive a printed copy of the Company’s complete audited financial statements, free of charge, upon request to the Corporate Secretary at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Some of the statements in this news release, or in the documents referenced in this news release, contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com